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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Miller Exploration Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

600533 20 2

(Cusip Number)

Mark Early
Vinson & Elkings LLP
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201-2875
(214) 220-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 600533 20 2

1.	Name of Reporting Person: Mr. Kelly E. Miller		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 600533 20 2

1.	Name of Reporting Person: Miller and Miller, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on or about February 19, 1998 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on or about March 26, 1999, as further amended by Amendment No. 2 filed with the SEC on or about August 23, 2000, as further amended by Amendment No. 3 filed with the SEC on or about July 3, 2002, as further amended by Amendment No. 4 filed with the SEC on or about December 13, 2002 as further amended by Amendment No. 5 filed with the SEC on or about June 19, 2003 by Kelly E. Miller and Miller and Miller, Inc. (each, a “Reporting Person” and collectively, the “Reporting Persons”) (collectively, the “Schedule 13D”), with respect to the Common Stock, $.01 par value, of Miller Exploration Company, a Delaware corporation (the “Company”). Each capitalized term used herein and not otherwise defined has the meaning given such term in the Initial Schedule 13D.

Item 4. Purpose of Transaction

     See Item 5 of this Amendment No. 6 to Schedule 13D for information regarding the merger of the Company and a subsidiary of Edge Petroleum Corporation (“Edge”).

Item 5. Interest in Securities of Issuer

     (a) and (b) The Reporting Persons beneficially own, and share voting power of, no shares of Common Stock.

     On December 4, 2003, the merger (the “Merger”) of the Company with a wholly-owned subsidiary of Edge, with the Company surviving the Merger as a wholly-owned subsidiary of Edge, and other transactions contemplated by that certain Agreement and Plan of Merger, dated May 28, 2003, by and among the Company, Edge and Edge Delaware Sub, Inc. (the “Merger Agreement”) were consummated. Pursuant to the terms of the Merger Agreement, each share of Common Stock was converted into 1.22342 shares of common stock, par value $0.01 per share, of Edge (“Edge Common Stock”).

     As a result of the Merger, all of the shares of Common Stock previously beneficially owned by the Reporting Persons were converted into shares of Edge Common Stock, and all of the outstanding options for the Common Stock of the Company held by Mr. Miller were assumed by Edge and became options to acquire shares of Edge Common Stock.

     (c) See (a) and (b) above. No other transactions in the Common Stock were effected by any other Reporting Person during the past 60 days.

     (d) Not applicable.

     (e) On December 4, 2003, the Reporting Persons ceased to beneficially own five percent or more of any class of the Company’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 5 of this Amendment No. 6 to Schedule 13D for information regarding the Merger.

     Pursuant to the terms of a voting agreement between Edge and certain stockholders of the Company, the Reporting Persons voted or caused to be voted all shares of Common Stock of which they were the record owner in favor of the Merger.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended to include the following:

10.5*	Agreement and Plan of Merger dated as of May 28, 2003, by and among the Company, Edge and Edge Delaware Sub, Inc.

*	Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2003	By:	/s/ Kelly E. Miller

Date		Name: Kelly E. Miller

MILLER AND MILLER, INC

December 16, 2003	By:	/s/ Kelly E. Miller

Date		Name: Kelly E. Miller Title: President

EXHIBIT INDEX

10.5*	Agreement and Plan of Merger dated as of May 28, 2003, by and among the Company, Edge and Edge Delaware Sub, Inc.

*	Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).